DC Brau Brewing Company, LLC

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-396,412.67
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-87,114.32
Due from Greg and Monte Skall	-20,000.00
Employee Advance	0.00
Inventory:Ekos Merchandise	-6,977.99
Inventory:Finished Goods:Kegged	-5,101.97
Inventory:Finished Goods:Packaged	-17,589.17
Inventory:Ingredients	4,229.01
Inventory:Other	0.00
Inventory:Packaging	-108,000.58
Inventory:Taproom Merchandise	-8,327.29
Inventory:WIP	-23,860.76
Prepaid Expenses	55,867.73
Prepaid Expenses:Prepaid Hops	-46,846.78
Prepaid Expenses:Prepaid Insurance	-451.92
Prepaid Expenses:Prepaid Taxes	-18,760.74
Accounts Payable	-67,925.68
Chase CC	35,873.16
Accrued Exp - Due to Landl	-8,684.66
Accrued Exp - Legal	0.00
DC Treasury Office Payable	297.96
DC Treasury Office Payable:Sales Tax Payable	-1,436.12
DC Treasury Office1 Payable	0.00
DC Treasury Office1 Payable:Sales Tax Payable	929.92
Event Deposit	14,040.00
Gift Cards	-703.00
Keg Deposit	36,508.06
Payroll Liabilities:Accrued Payroll	-44,105.06
Payroll Liabilities:Employee Reimbursement Due	0.00
Payroll Liabilities:Health Insurance Payable	0.00
Payroll Liabilities:Pre-tax Commuter Benefit	9.24
Payroll Liabilities:SIMPLE IRA Liability	0.00
Payroll Liabilities:Tip Liability	-3,394.56
Sales Tax Agency Payable	0.00
Square Gift Card	1,562.58
Square Tips	0.00
Unassigned Tax Agency for Apps Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-319,962.94**
Net cash provided by operating activities	**$ -716,375.61**
INVESTING ACTIVITIES	
FF&E:Accumulated Depreciation	488,954.93
FF&E:Furniture and Equipment	-23,736.58

DC Brau Brewing Company, LLC

Statement of Cash Flows
January - December 2019

	TOTAL
FF&E:Leasehold Improvements	-12,919.74
Accumulated Amortization	5,877.62
IBA Investment	-1,094.00
Net cash provided by investing activities	**$457,082.23**
FINANCING ACTIVITIES	
eLease for Quadrel Labeling System	-5,406.12
Live Oak Bank Loan 1	-91,436.27
N/P HYG Financial Forklift Lease	-11,716.25
N/P Industrial Investors	-12,049.25
N/P Navitas - Hach UV Spectrophotometer	-2,607.26
Shareholder Loan - Hancock	-20,000.00
Shareholder Loan - Skall	-20,000.00
General Partner:DC Brau Holdings, LLC	-302,479.99
Limited Partner:Anvar, Artin	-2,003.07
Limited Partner:Beasley, George	12,204.03
Limited Partner:Berger, Richard	2,914.52
Limited Partner:Cuervo, Raul	-4,484.00
Limited Partner:DC Brau Holdings II LLC	40,000.00
Limited Partner:DC Brau SP LLC	0.00
Limited Partner:Fagnan, Jeff	-18,290.00
Limited Partner:Fogel, Dick	-3,397.66
Limited Partner:Fortunato, Vince	-2,266.15
Limited Partner:Gamarian, Kevork	86,202.00
Limited Partner:Garchik Universal LTD	4,229.35
Limited Partner:Gould, Jason	47,296.00
Limited Partner:Gray, Burton	70,739.00
Limited Partner:Harvey, Chris	34,058.00
Limited Partner:Hoffstein, Ben	-7,316.00
Limited Partner:Joyner, Tom	13,446.00
Limited Partner:Kraus, Steve	-16,646.00
Limited Partner:Malhotra, Brij and Avita	-3,403.66
Limited Partner:McWhorters, Jim	-99,713.00
Limited Partner:Ostrow, Ken	-18,163.00
Limited Partner:Roemer, Alan	70,735.00
Limited Partner:Rutner, Andrew	-1,700.07
Limited Partner:Schacknies, Fred	-8,503.54
Limited Partner:Schacknies, Mark	-5,105.75
Limited Partner:Skall, Gregg and Monte	-15,311.00
Limited Partner:Sparks, Olevia	-2,139.00
Limited Partner:Thorp, Mark	7,684.00
Retained Earnings	735,748.89
Net cash provided by financing activities	**$451,119.75**
NET CASH INCREASE FOR PERIOD	**$191,826.37**

DC Brau Brewing Company, LLC

Statement of Cash Flows
January - December 2019

	TOTAL
Cash at beginning of period	31,894.24
CASH AT END OF PERIOD	**$223,720.61**